UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Amendment to the Report on Form 6-K for the month of August 2020, originally by Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), with the Securities and Exchange Commission on August 14, 2020 (the “Form 6-K”), is being filed solely for the purposes of furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Other than as expressly set forth above, this Report on Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

This Report on Form 6-K/A, including the exhibits hereto, is incorporated by reference into Enlivex’s registration statements on Form F-3 (File No. 333-232413 and File No. 333-232009) filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Unaudited condensed consolidated financial statements for Enlivex as of June 30, 2020 and December 31, 2019 and for the three and six-month periods ended June 30, 2020 and 2019.
99.2	Operating and Financial Review and Prospects as of and for the three and six-month periods ended June 30, 2020 and 2019.
101	XBRL data file in respect of Enlivex’s unaudited condensed consolidated financial statements as of June 30, 2020 and for the three and six-month periods ended June 30, 2020 and 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: October 13, 2020

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